UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d–102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2.

(Amendment No. 1)

Cheetah Mobile Inc.

(Name of Issuer)

Class A ordinary shares, in the form of American Depositary Shares, and Class B ordinary shares

(Title of Class of Securities)

163075 10 4

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163075 10 4

1.	Names of Reporting Persons Matrix Partners China I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,262,457 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,262,457 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,262,457 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.7% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by Matrix Partners China I, L.P. (“Matrix China I”), Matrix Partners China I-A, L.P. (“Matrix China I-A”), Matrix China Management I, L.P. (“Matrix Management”), Matrix China I GP GP, Ltd. (“Matrix GP”) and Yibo Shao (“Shao,” collectively, with Matrix China I, Matrix China I-A, Matrix Management and Matrix GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 4,133,300 Class A ordinary shares held by Matrix China I and (ii) 20,129,157 Class B ordinary shares (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder) held by Matrix China I. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over these shares.
(3)	Percentage is based on 1,423,901,876 Class A and Class B ordinary shares issued and outstanding (as of September 30, 2015) as reported in the Issuer’s most recent Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 18, 2015.

CUSIP No. 163075 10 4

1.	Names of Reporting Persons Matrix Partners China I-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,458,308 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,458,308 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,458,308 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.17%(3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 418,790 Class A ordinary shares held by Matrix China I-A and (ii) 2,039,518 Class B ordinary shares (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder) held by Matrix China I-A. Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over these shares.
(3)	Percentage is based on 1,423,901,876 Class A and Class B ordinary shares issued and outstanding (as of September 30, 2015) as reported in the Issuer’s most recent Form 6-K filed with SEC on November 18, 2015.

CUSIP No. 163075 10 4

1.	Names of Reporting Persons Matrix China Management I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,720,765 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,720,765 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,720,765 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.87%(3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 4,133,300 Class A ordinary shares held by Matrix China I and 418,790 Class A ordinary shares held by Matrix China I-A and (ii) 20,129,157 Class B ordinary shares held by Matrix China I and 2,039,518 Class B ordinary shares held by Matrix China I-A (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder). Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over these shares.
(3)	Percentage is based on 1,423,901,876 Class A and Class B ordinary shares issued and outstanding (as of September 30, 2015) as reported in the Issuer’s most recent Form 6-K filed with SEC on November 18, 2015.

CUSIP No. 163075 10 4

1.	Names of Reporting Persons Matrix China I GP GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,720,765 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,720,765 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,720,765 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.87%(3)
12.	Type of Reporting Person (See Instructions) CO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 4,133,300 Class A ordinary shares held by Matrix China I and 418,790 Class A ordinary shares held by Matrix China I-A and (ii) 20,129,157 Class B ordinary shares held by Matrix China I and 2,039,518 Class B ordinary shares held by Matrix China I-A (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder). Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over these shares.
(3)	Percentage is based on 1,423,901,876 Class A and Class B ordinary shares issued and outstanding (as of September 30, 2015) as reported in the Issuer’s most recent Form 6-K filed with SEC on November 18, 2015.

CUSIP No. 163075 10 4

1.	Names of Reporting Persons Yibo Shao
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 26,720,765 Class A ordinary shares (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 26,720,765 Class A ordinary shares (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,720,765 Class A ordinary shares (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.87%(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Consists of (i) 4,133,300 Class A ordinary shares held by Matrix China I and 418,790 Class A ordinary shares held by Matrix China I-A and (ii) 20,129,157 Class B ordinary shares held by Matrix China I and 2,039,518 Class B ordinary shares held by Matrix China I-A (each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder). Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over these shares.
(3)	Percentage is based on 1,423,901,876 Class A and Class B ordinary shares issued and outstanding (as of September 30, 2015) as reported in the Issuer’s most recent Form 6-K filed with SEC on November 18, 2015.

CUSIP No. 163075 10 4

Item 1.
	(a)	Name of Issuer Cheetah Mobile Inc.

	(b)	Address of Issuer’s Principal Executive Offices 12/F, FOSUN INTERNATIONAL CENTER TOWER 237 CHAOYANG NORTH RD, CHAOYANG DISTRICT BEIJING 100022

Item 2.
(a)

Name of Person Filing

Matrix Partners China I, L.P. (“Matrix China I”)

Matrix Partners China I-A, L.P. (“Matrix China I-A”)

Matrix China Management I, L.P. (“Matrix Management”)

Matrix China I GP GP, Ltd. (“Matrix GP”)

Yibo Shao (“Shao”)

(b)

Address of Principal Business Office or, if none, Residence

Matrix Partners China I, L.P.

Matrix Partners China I-A, L.P.

Matrix China Management I, L.P.

Matrix China I GP GP, Ltd.

Maples Corporate Services Limited

PO Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Yibo Shao

Suite 08, 20th Floor, One International Finance Centre

1 Harbour View Street, Central

Hong Kong, China

(c)

Citizenship

Matrix Partners China I, L.P.: Cayman Islands

Matrix Partners China I-A, L.P.: Cayman Islands

Matrix China Management I, L.P.: Cayman Islands

Matrix China I GP GP, Ltd.: Cayman Islands

Yibo Shao: People’s Republic of China

	(d)	Title of Class of Securities Class A ordinary shares, in the form of American Depositary Shares, and Class B ordinary shares

	(e)	CUSIP Number 163075 10 4

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.    Ownership

The following information with respect to the ownership of Class A ordinary shares and Class B ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2015:

Reporting Persons	Class A Ordinary Shares Held Directly (1)	Class B Ordinary Shares Held Directly (1)	ADS Held Directly (1)(3)	Shared Voting Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1)(3)
Matrix China I	4,133,300	20,129,157	0	24,262,457	24,262,457	24,262,457	1.7%
Matrix China I-A	418,790	2,039,518	0	2,458,308	7,099,518	7,099,518	0.17%
Matrix Management (2)	0	0	0	26,720,765	26,720,765	26,720,765	1.87%
Matrix GP (2)	0	0	0	26,720,765	26,720,765	26,720,765	1.87%
Shao (2)	0	0	0	26,720,765	26,720,765	26,720,765	1.87%

(1)	Represents the number of shares beneficially owned by the Reporting Persons as of December 31, 2015.
(2)	Matrix Management and Matrix GP are the direct and indirect general partners, respectively, of Matrix China I and Matrix China I-A, and as such, may exercise voting and dispositive power over these shares. Shao, a director of Matrix GP, may be deemed to share voting and dispositive power over these shares.
(3)	Percentage is based on 1,423,901,876 Class A and Class B ordinary shares issued and outstanding (as of September 30, 2015) as reported in the Issuer’s most recent Form 6-K filed with SEC on November 18, 2015.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

Exhibits:

Exhibit I:	Joint Filing Agreement by and among Matrix Partners China I, L.P., Matrix Partners China I-A, L.P., Matrix China Management I, L.P., Matrix China I GP GP, Ltd. and Yibo Shao.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2016

MATRIX PARTNERS CHINA I, L.P.

By: Matrix China Management I, L.P.

By: Matrix China I GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX PARTNERS CHINA I-A, L.P.

By: Matrix China Management I, L.P.

By: Matrix China I GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA MANAGEMENT I, L.P.

By: Matrix China I GP GP, Ltd.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

MATRIX CHINA I GP GP, LTD.

By:	/s/ Yibo Shao
Name:	Yibo Shao
Title:	Director

/s/ Yibo Shao YIBO SHAO